GUNDERSON DETTMER STOUGH
                      VILLENEUVE FRANKLIN & HACHIGIAN, LLP
                             155 CONSTITUTION DRIVE
                          MENLO PARK, CALIFORNIA 94025
                TELEPHONE (650) 321-2400 FACSIMILE (650) 321-2800

January 27, 2006

Via Edgar and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  David H. Roberts
Mail Stop 03-09

Re:   InfoSearch Media, Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed December 7, 2005, File No. 333-126654

Dear Mr. Roberts:

InfoSearch Media, Inc. (the "Company"), has electronically transmitted Amendment No. 1 to its Registration Statement on Form SB-2 (the "Registration Statement"), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five (5) years.

On behalf of the Company, this letter responds to the comments set forth in the letter to the Company dated January 4, 2006 from the staff of the Securities and Exchange Commission (the "Staff"). For your convenience, we have repeated and numbered the comments from the January 4 letter in italicized print, and the Company's responses are provided below each comment.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. You should not include such graphics and pictorial representations in any preliminary prospectus distributed to prospective investors prior to our review.

      The Company has decided not to include any graphics or artwork.

2. We note your use of the term "Company" throughout the prospectus. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly.

3. We note a press release was published on November 14, 2005 and remains posted on your company website. Your CEO, George Lichter, is quoted in the press release as saying "[w]e are pleased to have managed InfoSearch to its first profitable quarter and believe that the changes we have been making to the business model will lay a stronger foundation for future growth." Mr. Lichter also states that "InfoSearch is better positioned and expects benefit from the secular market increase towards online marketing and advertising." Please provide a detailed analysis regarding whether Mr. Lichter's statements in this interview have the effect of conditioning the market for your offering. If so, it appears that Mr. Lichter's statements may constitute an offering of your securities by means other than a
      Section 10 prospectus. Please tell us how you intend to address the publication of Mr. Lichter's remarks.

      We do not view Mr. Lichter's remarks as an offering of the Company's securities as this press release occurred in the ordinary course of business and in line with the filing of its quarterly report on Form 10-QSB.

4. Please provide independent third-party support for comparative factual assertions in your disclosure. Clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

      o "We believe that some users may conclude that paid search results are not subject to the same relevancy requirements as non paid search results, and will view paid search results less favorably." (page 1)

      o "High quality content builds trust and gives people a reason to repeatedly visit a specific site." (page 16)

      o "Good quality content about the topic people are searching for generally yields significantly higher rankings among the major search engines." (page 16)

      o "As the excitement surrounding Google's continued growth indicates, internet search (`Search') and online advertising are experiencing significant growth." (page 22)

      o "We are positioned to offer this market a higher level of customer service and personalized attention than larger online advertising services." (page 25)

      Pursuant to the Staff's request, a copy of the independent third-party support for comparative factual assertions in the disclosure is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced.

5. We note your use of the term "leading" throughout the document. For instance, on page 1, 16 and 21 you note that you are a "developer of leading edge content-based solutions." The term "leading" is vague and abstract. Please revise to clarify the measure you are using to determine your leadership position. Also, provide us with current industry data that supports these assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly to delete this vague and abstract term.

6. Please clearly explain your business with the goals of plain English in mind. The use of industry jargon and technical terms may not be clear to someone who is not familiar with your business or your industry. We note the following examples:

      o     leading-edge content-based solutions

      o     organic search marketing initiatives

      o     information appropriate environment

      o     upsell opportunity

      o     spiders

      o     third party co-location providers

      o     search engine based algorithms

      o     double-qualified leads

      o     doorway pages

      o     link farms

      Please revise your prospectus to eliminate or substantially limit your use of industry jargon and technical terms. Instead, describe your business in clear, plain language.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly.

7. Please provide us relevant portions of the U.S. Bancorp Piper Jaffray and Jupiter Research studies that you cite in the disclosure.

      Pursuant to the Staff's request, a copy of the U.S. Bancorp Piper Jaffray study is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced. The Company is still searching for the Jupiter Research study as this was disclosure was originally drafted and researched by a consultant no longer providing services to the Company. We will promptly forward this study to your attention as soon as it is located.

8. We note on page 1 that you state `while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information." Please note that you are responsible for all disclosures made in the registration statement. As a result, please revise to strike the language that you do not make any representation as to the accuracy of the statistical data, industry data and forecasts and market research.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly.

9. On page 19, you state that "the operating lease for the offices has future minimum lease payments of $40,500 in 2005 and $108,000 in 2006." Please revise your prospectus to include a description regarding the general character and location of all materially important properties that you lease. The discussion should include the principal terms of the lease. Refer to Item 102 of Regulation S-B.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 23.

Facing Page

10. We note that your securities will be sold on a continuous basis. As a result, please add a Rule 415 box to the facing page of your registration statement noting that the securities being registered on your Form SB-2 are being offered on a continuous basis. Refer to the Division of Corporation Finance Manual of Publicly Available Telephone
      Interpretations, Securities Act Rule 415, paragraph 36.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on the facing page.

Prospectus Cover Page

11. Please avoid the use of defined terms on the cover page. The meaning of terms like Common Stock, Private Placement Transaction, and Warrants, as well as the terms you have defined in the first paragraph, should be clear from their context.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on the cover page and throughout the Registration Statement to eliminate these defined terms with the exception of "Private Placement Transaction".

Risk Factors, page 3

12. We refer to the introductory paragraph on page 3, where you indicate that you may face other risks or uncertainties currently unknown to you or that you currently deem to be immaterial which may adversely affect your business. You must disclose all risks that you believe are material at this time. Please delete language related to other risks or unknown risks from your disclosure.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly.

13. Please revise to either underline or italicize your risk factor subheadings so that the subheadings are easily distinguished from the risk factor narratives.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly to underline the subheadings.

14. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example, but without limitation, we note under the subheading We may be unable to attract and retain key employees you state "[a]lthough we intend to issue stock options or other equity-based compensation to attract and retain employees."

      The Company notes the Staff's comment and has revised the Registration Statement accordingly to delete the mitigating language in the risk factors.

15. We note that a number of your risk factors appear to be generic to all public companies. For instance, refer to the risk factor under the subheading This Prospectus contains forecasts, which may not be reliable and not indicative of our future performance. Please revise to ensure that each risk factor describes the specific risks to your company.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly to delete this risk factor and ensure that each risk factor describes the specific risks to the Company.

We may need additional funding to support our operations and capital expenditures, which may not be available to us and which lack of availability could adversely affect our business, page 3

16. Please revise to indicate that you have an accumulated deficit and to note the amount of that deficit. The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 3.

We may be unable to attract and retain key employees, page 4

17. You state that the "loss of any key employee, in particular our Chief Executive Officer, George Lichter, could have an adverse effect on our prospects." Please revise this risk factor to identify all of your key employees.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 4.

18. Please revise to clearly explain how the loss of George Lichter or other key executives would affect your company. For example, please elaborate on the risk posed by losing their knowledge and business contacts.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 4.

19. You state in the second paragraph that your senior management has never managed a publicly traded company. Given that this fact is unrelated to the risk factor subheading, please add a separate risk factor to discuss this risk.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 4.

The loss of our senior management could harm our current and future operations and prospects, page 4

20. In order to eliminate all repetitive disclosure, please revise to consolidate this risk factor with the risk factor titled We may be unable to attract and retain key employees,

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 4.

21. You state that you do not have employment agreements with certain members of your senior management team. Please revise to identify the members who do not have employment agreements.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly.

22. You state that your senior management controls approximately 27% of the combined voting power of your capital stock and that their collective voting control is only partially related to their continued employment with you. Please revise to disclose how the collective voting control of your senior management is related to their continued employment with you. Also, please clarify how voting control presents a potential risk to your current and future operations and prospects.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 4.

We are dependent upon several of the major search engines to continue to provide us traffic that our merchant advertisers deem to be of value, and if they do not, it could have a material adverse effect on the value of our services, page 6

23. You state that you are "dependent upon several of the major Internet search engines namely Google, Yahoo!, MSN and AOL to provide us traffic that our merchant advertisers deem to be of value." Please revise your Business section to discuss how you are reliant on the listed search engines to provide you with traffic.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 6.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming to resolve and may harm our business and reputation, page 8

24. Please advise us if you have experienced any interruptions to your systems.

      The Company notes the Staff's comment and supplementally informs the Staff that over the last twelve months, the Company's internal systems experienced total outages of less than one hour with no material consequences and the collocation facility experienced total outages during the last twelve months of less than four hours, also with no material consequences.

Government regulations and legal uncertainties relating to the Internet and online commerce could negatively impact our Internet business, page 10

25. In order to eliminate all repetitive disclosure, please revise to consolidate this risk factor with the risk factor titled Government regulation of the Internet may adversely affect our business and operating results.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 10.

The Common Stock is controlled by insiders, page 12

26. Please revise the risk factor heading to note the risk posed by your common stock being controlled by insiders.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 12.

27. You state that former shareholders of TrafficLogic beneficially own approximately 38% of your outstanding shares of common stock and maybe able to control matters requiring approval by your security holders. Please tell us the names of the former shareholders of TrafficLogic that beneficially own approximately 38% of your outstanding shares. Also, please advise us why you believe that these shareholders will act in conjunction with each other. If these persons constitute a "group," please provide appropriate disclosure under "Security Ownership of Certain Beneficial Owners and Management" on page 29. Refer to Instructions 6 and 7 to Item 403 of Regulation S-B.

      The Company notes the Staff's comment and has have revised the Registration Statement to more clearly disclose the risk associated with the ownership of our common stock by the former shareholders of TrafficLogic, primarily Steve Lazuka. We have no reason to believe that these people will act in conjunction with one another, but previously we had included this risk factor to indicate that a large percentage of our stockholders had acquired shares of our common stock in the same transaction and that we did not know if they would therefore act adversely to the Company's interests.

Market for Common Equity and Related Stockholder Matters, page 13

28. Please revise to disclose the range of high and low bid information for each quarter since January 5, 2005. Refer to Item 201(a)(1) of Regulation S-B.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 15 to include a chart with the high and low bid information for each quarter since January 5, 2005.

Management's Discussion and Analysis or Plan of Operation, page 14

29. Please revise to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 20.

30. Please disclose and tell us your accounting basis for capitalizing content development costs and tell us how you determined to amortize over a three-year period. You indicate that before January 1, 2005 you expensed these costs as incurred. Tell us what prompted the change and how you determined that this wasn't a correction of an error. Please fully describe these costs in your response and cite all relevant accounting literature.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 19. Through December 31, 2004, the Company's practice was to expense the cost of content developed for ArticleInsider as the costs were incurred. However, with the ongoing management of the ArticleInsider product, it became apparent to InfoSearch management that the average lifespan of an article on the network, i.e. how long it continued to draw traffic from individuals performing keyword searches, was well in excess of three years. Earlier expectations were that the lifespan would be shorter. In fact, it became apparent to InfoSearch management that it was not uncommon that an article would not begin drawing traffic until some number of months after it was posted on the network. With the advice of InfoSearch's previous auditors, as of January 1, 2005, to better match costs to revenues, and recognize the increased value of the network, the Company began amortizing ArticleInsider related content development costs over the expected life of thirty-six months.

      In addition, we note that there are some content development costs still being expensed as incurred. Please tell us what the differences are in the content being expensed and capitalized and why the accounting treatment is different.

      Costs developed for the InfoSearch ArticleInsider website are capitalized per the discussion set forth above, while costs for content developed for sale to third parties are expensed as incurred in the case of an outright sale (in which case InfoSearch sells the content on a one-time basis and books the revenue and costs of revenue associated with the sale when the content is delivered to and accepted by the client) or pursuant to a month-to-month license agreement (costs associated with content development are expensed in this case since the agreement can be terminated at any time by the client and there's no basis or historical knowledge for any other treatment of expenses) or expensed over twelve months for a fixed-term twelve month license agreement (content development costs are expensed over twelve months to match revenue associated with annual license agreement).

Plan of Operation, page 16

31. On page 18, you state "that sales and marketing expenses consist of costs incurred to develop and implement marketing and sales programs for the Company's programs, including ContentLogic and TrafficLogic." Please revise this section to describe the TrafficLogic program.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 21 to correctly reference ArticleInsider instead of TrafficLogic.

ContentLogic, page 16

32. Please provide support for your assertion that you provide your clients with "high-quality content."

      InfoSearch maintains a rigorous screening process for our writers involving the submission and evaluation of a writing sample, application listing previous published writings, resume and interview. InfoSeach rejects a majority of the writers seeking to write for us, provides additional training and guidance for new writers and manages the staff through a group of professional copy editors who are employed by InfoSearch.

      Pursuant to the Staff's request, copies of the editing and writing manuals as well as the resumes of the editors for the Company are being supplementally provided to the attention of Mr. Roberts via Federal Express, which we believe are supportive of the statement referenced.

33. You state that "[s]tudies show that trust is the most important factor people consider when making a purchase online." Please revise to identify the parties that conducted the studies and provide us with highlighted copies of any studies on which you rely.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 19. Pursuant to the Staff's request, a copy of the independent third-party support for comparative factual assertions in the disclosure is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced.

Revenues, page 17

34. Please revise to separately quantify the increases in revenues attributed to each of the following:

      o     development of the ArticleInsider affiliate program;

      o     increased sales through the ContentLogic program; and

      o     growth of revenue from other marketing products.

      With respect to other marketing products, please clarify whether the growth in revenue was the result of increased volume, increased price, or both. Provide similar detailed disclosure for the discussion of year-end results on page 19.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 20.

Cost of Revenues and Gross Profit, page 17

35. You state that the increase in the gross profit and the gross margin is attributed, in part, to lower overall costs incurred as the result of affiliate traffic. Please revise to describe in more detail how you lowered costs as a result of affiliate traffic. Also, please separately quantify the increase in gross profit and gross margin attributed to each cause you have cited. Provide similar detailed disclosure for the discussion of year-end results on page 19.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 20.

36. Please revise to disclose period-to-period changes in your cost of revenues, rather than just the accounting change.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 20.

Sales and Marketing, page 18

37. Please revise to provide further detail on how you streamlined your sales and marketing effort and to describe the adjustments you made to the compensation schedule.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 20.

Liquidity and Capital Resources, page 18

38. Please revise your discussion to describe the underlying drivers impacting the changes for all of the noted balance sheet balances. Simply identifying the percent or dollar changes does not provide a sufficient basis to analyze your liquidity and capital resources.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 22.

39. If material, disclose any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on your short-term or long-term liquidity. Refer to Item 303 of Regulation S-B.

      The Company notes the Staff's comment and is not aware of any known trends, events or uncertainties that have, or are reasonably likely to have, a material impact on its short-term or long-term liquidity.

40. We note that you have not yet generated sufficient revenues to cover the cost of operations. Please disclose how you have funded these activities to date and how you expect to fund them in the next 12 months.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 23.

Business, page 21

41. We note that you have a website at www.infosearchmedia.com. Please disclose the address of your website in this section.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 26.

ArticleInsider, page 21

42. Please revise to note who creates the articles that are posted on the ArticleInsider.com.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 26.

43. On page 17, you state that "[a]ll traffic is screened utilizing the Company's proprietary click-fraud prevention algorithm prior to sale and distribution to the clients." Please revise this section to discuss traffic screening. Disclose what the traffic is screened for and why it is being screened.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 26.

Opportunity, page 23

44. Please provide supplemental support for the statement that your click-through rates are above average and your price point is below average.

      Pursuant to the Staff's request, a copy of the internal analysis and independent third-party support for comparative factual assertions in the disclosure is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced.

Future Market Trends, page 23

45. You state that "[i]ndustry analysts estimate that while 35% of search inquiries are commercial in nature only 5% of searches are monetized." Please revise to identify the industry analysts and provide us with highlighted copies of any study or report upon which you rely.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 28 to delete this sentence as it is no longer able to locate the original source of the information.

Uniqueness of Service, page 24

46. Conversion Rates. Please provide us with copies of your internal research referenced at the top of page 25.

      Pursuant to the Staff's request, a copy of the Company's internal research for the assertions in the disclosure is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced.

47. Solution for Dynamically Generated Sites. Please provide support for your statement that it is difficult for major search engines to find websites that include large amounts of dynamic content. Revise to clarify why the ArticleInsider content is more visible to those search engines than other websites. It is not clear why the algorithms of your competitors make it easier to locate the ArticleInsider content.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 32. Pursuant to the Staff's request, a copy of the independent third-party support for comparative factual assertions in the disclosure is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced.

48. Major Engine Coverage. Please provide support for your statement that InfoSearch Media ranks highly with the major search engines. Also, please revise the disclosure to clarify what you mean by the "ability to rank highly."

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 32. Pursuant to the Staff's request, a copy of the independent third-party support for comparative factual assertions in the disclosure is being supplementally provided to the attention of Mr. Roberts via Federal Express, clearly marking the location of the information that we believe is supportive of the statement referenced.

Management, page 27

49. Please revise to disclose the dates of the business experience of your executive officers and directors for the previous five years. For instance, but without limitation, please disclose where Mr. Lazuka was employed from 2000 through 2002. Refer to Item 401(a)(4) of Regulation S-B.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 34.

50. In your description of Frank Knuttel's business experience, you state that he has worked for Internet Machines Corporation and Viking Systems. Please state the nature of these businesses.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 34.

Executive Compensation, page 30

51. Please update the table to reflect 2005 compensation amounts and to include Mr. Lichter and Mr. Knuettel.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 38 to update the table to reflect 2005 compensation amounts and to include Mr. Lichter and Mr. Knuettel.

Employment Agreements, page 31

52. Please revise to note the date that the employment agreements with Mr. Lichter, Mr. Lazuka and Mr. Knuettel were entered into and when those agreements expire.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 38 to note the date that the employment agreements with Mr. Lichter, Mr. Lazuka and Mr. Knuettel were entered into and when those agreements expire.

2004 Stock Option Plan, page 32

53. Please revise to note the total number of shares that have been issued to date and the number of shares that remain available to be issued under your Option Plan.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 40 to note the total number of shares that have been issued to date and the number of shares that remain available to be issued under your Option Plan.

Certain Relationships and Related Transactions, page 34

54. In the first paragraph, you state that "[a]s of December 31, 2004, the Company had a loan due from a stockholder totaling $25,000." Please revise to note the name of the stockholder. Also, please revise to disclose the date the transaction was entered into and the dates that interest payments are due.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 42 to note the name of the stockholder and to disclose the date the transaction was entered into and the dates that interest payments are due.

55. In the second paragraph, you state that in "December 2004, the Company executed several promissory notes with an officer and a stockholder to settle outstanding balances owed to the Company." Please revise to note the name of the officer and stockholder.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 42 to note the name of the officer and stockholder.

56. In the second paragraph, you note that as of "December 31, 2004, the officer does not owe any money to the Company." Please revise to note the amount owed by the stockholder.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 42 to note the amount owed by the stockholder.

Selling Shareholders, page 35

57. Please identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note that a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 43 to identify all selling shareholders who are registered broker-dealers or affiliates of broker-dealers.

58. If any selling shareholders are affiliates of broker-dealers, please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

      o     how long the selling shareholders have held the securities,

      o the circumstances under which the selling shareholders received the securities,

      o     the selling shareholders' relationship to the issuer,

      o     the amount of securities involved,

      o whether the sellers are in the business of underwriting securities, and

      o whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

      The Company notes the Staff's comment and believes that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. The selling stockholders acquired the securities in a private-placement transaction that contemplated an immediate registration for resale of these securities (also know as a "PIPE"), frequently undertaken by public companies seeking to raise capital for their operations by selling equity.

      Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

      o     the seller purchased in the ordinary course of business and

      o at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 43 to clearly state in the prospectus that the seller purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

59. Please disclose the natural persons controlling the investment decisions with respect to shares held by the Entities Affiliated with Pequot Capital Management, Inc.; Nite Capital, LP; The Jay Goldman Master LP; Open Road Partners, L.P.; RHP Master Fund, Ltd.; and Crescent International Ltd. Refer to the Division of Corporation Finance Telephone Interpretation 4S (March 1999 Supplement).

      The Company notes the Staff's comment and has revised the Registration Statement accordingly beginning on page 43.

Description of Securities, page 37

60. We refer to you to the second and last paragraphs of this section where you indicate that the description of your securities is a summary only and may be exclusive of certain information that may be important to an investor. You must disclose all information that you believe are material at this time. Please delete language related to other certain information that may be important and ensure that you have disclosed all material information in the prospectus.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 46 to disclose all information that we believe is material at this time.

61.   Please revise to provide a description of your warrants.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 46 to provide a description of the Company's warrants.

Where you can find more information, page 39

62. Please revise to indicate that the public reference room is located in Room 1580, 100 F Street N.E., Washington, D.C. 20549. Also, omit the references to the Northeast Regional and the Midwest Regional offices since those locations no longer maintain public reference rooms.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page 47.

Financial Statements

Footnote 13. Private Placement and Merger

63. Please tell us and revise to fully describe the reverse triangular merger that occurred on December 31, 2004. In your response tell us whose historical financial statements are being presented. Please cite the accounting literature used in determining your accounting treatment. We note that disclosure regarding the above transaction was included in your Form 8-K filed on February 11, 2005.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly in footnote 13 to the financial statements.

Item 26. Recent Sales of Unregistered Securities, page 41

64. Please revise to describe the issuances of your options under the 2004 Option Plan. Include all of the applicable disclosure required by Item 701 of Regulation S-B.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page II-2.

65. Please revise to state the type and amount of consideration received in exchange for the warrant issued to your financial advisor in connection with the December 31, 2004 private placement. Refer to Item 701(c) of Regulation S-B. Also, state the exercise price and the expiration date of the warrant.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page II-2.

66. Please revise the first three paragraphs on page 42 to disclose the type and amount of consideration received in exchange for shares of your common stock. Also, revise the first paragraph to state the exercise price and the expiration date of the warrants issued on January 24, 2005.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page II-2.

67. Please revise the last paragraph to state the number of warrants issued in the November 3, 2005 private placement and the number of shares of common stock underlying the warrants. Also disclose the expiration date of the warrants.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page II-2.

68. Refer to the last paragraph. Considering that you relied on the exemption provided by Regulation D, please tell us why you did not file a Form D in connection with this private offering. Refer to Rule 503 of Regulation D.

      The Company notes the Staff's comment and has since discovered that former legal counsel did prepare a Form D. We have subsequently refiled a Form D in connection with this private offering.

Item 28. Undertakings, page 44

69. Please update your undertakings in accordance with the amendments to Item 512 of Regulation S-B that became effective as of December 1, 2005.

      The Company notes the Staff's comment and has revised the Registration Statement accordingly on page II-4.

Please do not hesitate to contact me at (650) 463-5380 if you have any questions or would like additional information regarding this matter.

Very truly yours,

Gunderson Dettmer Stough Villeneuve
  Franklin & Hachigian, LLP

/s/ Michael Irvine

cc:   Frank Knuettel, InfoSearch Media, Inc.
      Christopher D. Dillon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP